July 23, 2024

Jaisim Shah
Chief Executive Officer & President
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

       Re: Scilex Holding Company
           Registration Statement on Form S-3
           Filed July 18, 2024
           File No. 333-280882
Dear Jaisim Shah:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Elizabeth A. Razzano, Esq.